June 24, 2022

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE Washington, D.C. 20549
Attn: Scott Stringer and Angela Lumley

Re:     Rush Street Interactive, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Form 8-K filed May 4, 2022
File No. 001-39232

Dear Mr. Stringer and Ms. Lumley:
Rush Street Interactive, Inc. (the “Company”) is writing in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Current Report on Form 8-K, filed on May 4, 2022, File No. 001-39232 (the “Form 8-K”), which comment is set forth in the Staff’s letter, dated June 1, 2022 (the “Comment Letter”).
For ease of reference, the comment contained in the Comment Letter is printed in bold below and is immediately followed by the Company’s response. All page references in the response set forth below refer to page numbers in the Company’s earnings release dated May 4, 2022, set forth in Exhibit 99.1 to the Form 8-K.
FORM 8-K FILED ON MAY 4, 2022
Exhibit 99.1
Adjusted Net Loss, Adjusted Weighted Average Common Shares Outstanding and Adjusted Net Loss Per Share, page 8
1.We note you have adjusted net loss for the reallocation of net loss attributable to noncontrolling interests and adjusted weighted average common shares outstanding for the assumed conversion of the non-controlling interest’s Rush Street Interactive, LP Class A units to Class A common stock of RSI on a one-to-one-basis. Your presentation, including adjusted net loss per share, appears to substitute individually tailored measurement methods for those of GAAP and appears to be antidilutive. Refer to ASC 260-10-45. Please tell us what consideration was given to Question 100.04 of the Division’s Compliance & Disclosure Interpretations, Non-GAAP Financial Measures and how your disclosure is compliant with Rule 100 of Regulation G and Item 10(e) of Regulation S-K.
Response: To arrive at adjusted weighted average common shares outstanding, the Company makes an adjustment to reflect the assumed conversion of the Company’s outstanding Class V common shares (together with the outstanding Class A common units of Rush Street Interactive, LP, the Company’s primary operating and holding subsidiary) on a one-for-one basis for Class A common shares of the Company. This adjustment is presented in the Company’s reconciliation of adjusted weighted average common shares to GAAP diluted weighted average common shares on page 8 of Exhibit 99.1 to the Form 8-K.
The Company respectfully submits that reflecting the assumed conversion of the Company’s Class V common shares (together with the outstanding Class A common units of Rush Street Interactive, LP) for an equal number of Class A common shares in its presentation of adjusted weighted average common shares outstanding is appropriate and not misleading. This presentation allows the Company to present its core operating performance distributed among all of its equity holders, which is not represented by the Company’s presentation of GAAP results due to the Company’s complex equity capital structure, which includes a non-controlling interest.
On December 29, 2020, the Company consummated a business combination (the “Business Combination”) with dMY Technology Group, Inc., a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization, recapitalization or other similar business combination with one or more businesses. In connection with the Business Combination, dMY Technology Group, Inc. was renamed to Rush Street Interactive, Inc. and it acquired Rush Street Interactive, LP in an umbrella partnership-C corporation structure, also known as an “Up-C” structure. As a result of the Business Combination and the transactions contemplated thereby, the Company has two classes of common stock, Class A common stock and Class V common stock. The Company’s Class A common stock was offered to the public in an initial public offering on February 25, 2020, and again on December 29, 2020 in connection with the Business Combination, when the Company sold an aggregate of 16,043,002 shares of its Class A common stock to certain investors. In connection with the Business Combination, shares of the Company’s Class V common stock were also issued, together with an equal number of Class A common units of Rush Street Interactive, LP, to the historic owners of the Company’s business (the “Founder Holders” and each, a “Founder Holder”). Following the Business Combination, the Company operates as a holding company and its primary business is to act as ultimate parent of the Company’s operating subsidiaries, including Rush Street Interactive, LP.
Pursuant to the terms of the agreements entered into in connection with the Business Combination, each share of the Company’s Class V common stock, together with one Class A common unit of Rush Street Interactive, LP, can be exchanged, at the Founder Holder’s election, for one share of the Company’s Class A common stock and is otherwise non-transferrable (subject to limited exceptions).
Because the Company, through a subsidiary, owns the number of Class A common units of Rush Street Interactive, LP equal in amount to the number of outstanding shares of Class A common stock of the Company, and because each share of the Company’s Class V common stock, together with one Class A common unit of Rush Street Interactive, LP, can be exchanged, at the Founder Holder’s election, for one share of the Company’s Class A common stock as described above, each share of the Company’s Class V common stock (together with one Class A common unit of Rush Street Interactive, LP) is the economic equivalent of one share of the Company’s Class A common stock. Each share of the Company’s Class V common stock (together with one Class A common unit of Rush Street Interactive, LP) is also the voting equivalent of one share of the Company’s Class A common stock. Each share of the Company’s Class A common stock and each share of the Company’s Class V common stock entitles its holder to one vote on all matters to be voted on by stockholders. Holders of the Company’s Class A common stock and Class V common stock vote together as a single class on all matters that are required to be presented to the Company’s stockholders for their vote or approval, except as otherwise required by law.
As a result of the factors discussed in the preceding paragraphs, the Company believes that reflecting the assumed conversion of the Company’s Class V common shares (together with the outstanding Class A common units of Rush Street Interactive, LP) for an equal number of Class A common shares in its presentation of adjusted weighted average common shares outstanding is appropriate and not misleading. The Company has considered Question 100.04 of the Division’s Compliance & Disclosure Interpretations, Non-GAAP Financial Measures, and does not view its proposed presentation of adjusted weighted average common shares as an individually tailored recognition or measurement method that violates Rule 100 of Regulation G or Item 10(e) of Regulation S-K. Further, the Company asserts that it has complied with the requirements of Rule 100 of Regulation G and Item 10(e) of Regulation S-K, including, without limitation, by (i) presenting the most directly comparable financial measure calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP), (ii) including the applicable reconciliations of the differences between the non-GAAP financial measure with the most comparable financial measure calculated and presented in accordance with GAAP, (iii) ensuring that the non-GAAP financial measure does not contain any untrue statement of a material fact or omits to state a material fact necessary in order to make the presentation of the non-GAAP financial measure not misleading, (iv) complying with the equal or greater prominence requirements, and (v) including a statement disclosing the reasons why the Company’s management believes the presentation of the non-GAAP financial measure provides useful information to investors regarding the Company’s financial condition and results of operations.
* * *
The Company hopes that the foregoing has been responsive to the Staff’s comment. Please do not hesitate to contact me at 312-915-2485 with any questions or comments regarding this letter.

Sincerely,
/s/ Paul Wierbicki
Chief Legal Officer, Rush Street Interactive, Inc.
3